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                                              Filed by The J. M. Smucker Company
                                                   Commission File No. 333-73830
                                   Subject Company: The Procter & Gamble Company
                           Pursuant to Rule 425 under the Securities Act of 1933

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.


Special Shareholders' Meeting Information

Meeting Information
Questions & Answers
Proxy Statement
Ticket Information
Map & Directions

DATE: April 5, 2002

TIME: 9:00 a.m. eastern standard time

PLACE: The Arden Shisler Center for Education & Economic Development (adjacent to Fisher Auditorium on the campus of the Ohio Agricultural Research and Development Center)

1625 Wilson Road
Wooster, Ohio 44691

TICKETS: Shareholders will need an admission ticket to attend the meeting.

If you have questions, contact:
Georgeson Shareholder Communications, Inc.

Call Toll Free: 1-866-841-8464

The "Questions & Answers" section highlights selected information contained in the Proxy Statement, and does not include all of the information that is important to you. To understand the combination fully and for a more complete description of the legal terms of the merger, you should read carefully the Proxy Statement and the documents to which we have referred you. See "Where you can find more information" on page 68 of the Proxy Statement.
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I.    QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING

GENERAL

Q:      ON WHAT AM I BEING ASKED TO VOTE?

A: You are being asked to approve the merger of Procter & Gamble's Jif and Crisco businesses with and into Smucker.


Q:      WHO IS ELIGIBLE TO VOTE?

A: You are eligible to vote your Smucker common shares at the special meeting if you were a shareholder of record of those shares at the close of business on February 8, 2002.


MERGER OF THE JIF AND CRISCO BUSINESSES WITH AND INTO SMUCKER

Q: WHY SHOULD I VOTE IN FAVOR OF THE MERGER OF THE JIF AND CRISCO BUSINESSES WITH AND INTO SMUCKER?

A: The combination of these three icon brands, Smucker's, Jif and Crisco -- all with leading market positions -- will create a new and exciting company with a leading position in three food categories. Smucker believes that the merger should enhance shareholder value by significantly increasing its earnings power, strengthening its position in the minds of consumers, and helping it to better serve its retail customers. Smucker also believes that the combined company will be well-positioned to pursue new product development and acquisition opportunities.

Q: WHAT IS THE POSITION OF THE SMUCKER BOARD OF DIRECTORS REGARDING THE MERGER OF THE JIF AND CRISCO BUSINESSES INTO SMUCKER?

A: Your board of directors has unanimously approved the merger and recommends that you vote FOR the proposed merger.

Q:      WHAT WILL HAPPEN IN THE PROPOSED MERGER?

A: P&G will spin off its Jif and Crisco businesses to its shareholders, and immediately thereafter those businesses will merge with and into Smucker. Smucker will survive the merger as a stand-alone company and will hold and conduct the combined business operations of Smucker's, Jif and Crisco. Following the merger, we expect that P&G shareholders will hold between 52.5-55% of the outstanding new Smucker common shares.

        In addition, current Smucker shareholders will exchange Smucker shares they currently own for a number of new Smucker common shares. These new shares will have different voting rights than existing Smucker common shares. Smucker's existing common shares have time phase voting rights, pursuant to which each holder of a Smucker common share is generally entitled to ten votes on each matter properly submitted to the shareholders for their approval. If, though, there has been a change in beneficial ownership of a Smucker common share during the prior four years, the current owner of that share is entitled to only one vote with respect to that share until four years pass without a change in beneficial ownership of that share. The new Smucker common shares will entitle the holder to time phase voting rights only with respect to certain specified matters, such as mergers, sales of all, or substantially all, of Smucker's assets, and amendments to Smucker's articles of incorporations and regulations. With respect to all other matters, including the election of directors, the new Smucker common shares will be entitled to one vote per share no matter how long the shares have been beneficially owned.

Q:      HOW MANY VOTES ARE NEEDED TO APPROVE THE MERGER?




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A:      The merger requires the approval of at least two-thirds of the voting power of our common shares, giving effect to ten-vote shares. If you do not vote, it will have the same effect as a vote against the merger.

        Under our current time phase voting right provisions, each Smucker common share will have ten votes on the merger proposal and each other matter to be considered at the special meeting, if any, unless there has been a change in beneficial ownership of that common share during the four years immediately preceding February 8, 2002. In the event that there has been a change in beneficial ownership of a share during those four years, the current owner of that share will have only one vote with respect to that share.

        Our directors, executive officers, and several members of the Smucker family have indicated that they intend to vote their Smucker common shares FOR the merger. Several of these Smucker family members have also entered into an agreement with P&G that requires them to vote for the merger and grants to P&G a proxy to vote their shares in favor of the merger. As of February 8, 2002, Smucker's directors, executive officers, and Smucker family members that entered into the voting agreement with P&G were entitled to vote approximately 6,095,175 Smucker common shares, or approximately 25% of the outstanding Smucker common shares, representing in the aggregate, approximately 54% of the voting power of the outstanding Smucker common shares, based on Smucker's current best estimate of the voting power of these shareholders under Smucker's current time phase voting structure.

Q: IF THE MERGER IS APPROVED, WHAT ARE THE SIGNIFICANT CONDITIONS TO ITS COMPLETION?

A: If the merger is approved, its completion is subject to the satisfaction of a number of conditions, including P&G's receipt of certain tax rulings from the Internal Revenue Service and Smucker shareholders' receipt of at least 45% of the new Smucker common shares to be issued in the merger.

Q:      WHAT WILL SMUCKER SHAREHOLDERS RECEIVE IN THE MERGER IF IT IS APPROVED?

A: In the merger, current Smucker common shares will be converted into new Smucker common shares. Smucker will hold and conduct the combined business operations of Smucker, Jif and Crisco.

        If P&G receives all of its requested tax rulings, we expect that Smucker shareholders will receive approximately 0.96 new Smucker common shares following the merger for each Smucker common share held as of the record date for the distribution.

        If P&G does not obtain all of the requested tax rulings, all Smucker shareholders will receive a cash payment in an amount necessary to satisfy P&G that those tax rulings are not required, and the number of new Smucker common shares they receive in the merger will be decreased ratably to reflect the amount of cash received. Although we will not have a final determination until just prior to closing, we expect that the cash amount to be paid to Smucker shareholders will not exceed $2.05 per share even if P&G does not obtain any of the requested tax rulings. In that situation, we would expect that Smucker shareholders would receive approximately 0.87 new Smucker common shares following the merger for each current Smucker common share held as of the record date for the distribution.

        No fractional new Smucker common shares will be issued to Smucker shareholders in the merger. Smucker shareholders that would otherwise be entitled to a fraction of a new Smucker common share will receive a cash payment in lieu of issuance of that fractional share. Following the merger, we expect that between 45 - 47.5% of the outstanding Smucker common shares will be held by current Smucker shareholders.

Q: WHY WILL I RECEIVE LESS THAN ONE WHOLE NEW SMUCKER COMMON SHARE FOR EACH OF MY CURRENT SMUCKER COMMON SHARES?

A: Immediately after the completion of the merger, the percentage of Smucker common shares to be held by Smucker shareholders and P&G shareholders will be based upon the agreement of the parties as set forth in the merger agreement, which reflects economic and tax considerations. This agreement, which calls for each P&G shareholder to receive one new Smucker common share for every 50 P&G common shares, will result in an exchange of one Smucker


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        common share held as of the record date for the distribution into less than one new Smucker common share. Although you will receive less than one new Smucker common share for each of your existing shares, the new shares that you will receive will reflect the value of Smucker after the merger. With the addition of Jif and Crisco, Smucker will have significantly greater assets, revenues, and earnings on a pro forma basis. Management believes that this will result in a value for Smucker, and, therefore for your shares, that will be greater after the merger than before the announcement of the merger.

Q:      HOW WILL MY RIGHTS AS A SMUCKER SHAREHOLDER DIFFER AFTER THE MERGER?

A: After the merger, your rights as a holder of new Smucker common shares will be governed by the articles of incorporation attached to this document as Annex F, rather than our current articles of incorporation. Under the time phase voting provisions of our current articles, Smucker shareholders that have held their shares for four years are entitled to ten votes for each of those shares on all matters submitted to Smucker shareholders for approval. The time phase voting provisions of the articles of incorporation that will be in effect following the merger would limit the situations in which eligible shareholders can exercise ten votes per share to certain specified matters, such as mergers, change of control transactions, sales of all, or substantially all, of our assets, and amendments to our articles and regulations other than any amendment that increases the number of votes to which holders of new Smucker common shares are entitled or expand the matters to which time phase voting applies. With respect to all other matters, including the election of directors, shares under the new articles of incorporation will be entitled to one vote per share.

Q:      WHAT WILL P&G SHAREHOLDERS RECEIVE IN THE MERGER IF IT IS APPROVED?

A: As a result of the merger, P&G shareholders will receive one new Smucker common share for every 50 P&G common shares that they held as of the record date for the distribution of the Jif and Crisco businesses to P&G shareholders. No fractional new Smucker common shares will be issued to P&G shareholders in the merger. P&G shareholders that otherwise would be entitled to a fraction of a new Smucker common share will receive a cash payment in lieu of issuance of that fractional share. Following the merger, we expect that between 52.5-55% of the outstanding new Smucker common shares will be held by P&G shareholders.

Q:      WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A: If the merger is approved, we expect to complete the merger as soon as possible after the satisfaction of the conditions to the merger, including P&G's receipt of its requested rulings from the IRS. We currently anticipate that the merger will be completed during the second calendar quarter of 2002.

Q: WHAT ARE THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES TO ME RESULTING FROM THE MERGER?

A: The conversion of your current Smucker common shares into new Smucker common shares in the merger should be a tax-free event to you under the federal income tax laws. In some circumstances, you may receive some cash in addition to new Smucker common shares. In that case, the cash you receive will generally be taxable. You will also receive cash in lieu of any fractional shares issuable to you in the merger. You will generally recognize a gain or loss due to the merger equal to the difference between the amount of cash and the tax basis allocated to the fractional share.

        WE ENCOURAGE YOU TO CONSULT YOUR OWN TAX ADVISOR FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES OF THE MERGER TO YOU.

PROCEDURES

Q:      WHAT SHOULD I DO NOW?




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A:      YOU SHOULD MAIL YOUR SIGNED AND DATED PROXY CARD(s) IN THE ENCLOSED
        ENVELOPE AS SOON AS POSSIBLE SO THAT YOUR SHARES WILL BE REPRESENTED AND VOTED AT THE SPECIAL MEETING. If you plan to attend the special meeting, please be sure to obtain an admission card.

Q:      DO I NEED TO SEND IN MY SHARE CERTIFICATES NOW?

A: Do NOT send in your share certificates now. Do NOT send in your share certificate with your proxy card(s). If the merger is approved, we will send you a letter describing how to exchange your share certificates after the merger is completed.

Q: IF I AM NOT GOING TO ATTEND THE SPECIAL MEETING, SHOULD I RETURN MY PROXY CARD(S)?

A. YES. Returning your proxy card(s) ensures that your shares will be represented at the special meeting, even if you are unable to or do not attend.

Q:      WHAT IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER?

A: Your broker will vote your shares with respect to the merger only if you provide written instructions to your broker on how to vote, so it is important that you provide your broker with instructions. If you do not provide your broker with instructions, under the rules of The New York Stock Exchange, your broker will not be authorized to vote with respect to the merger. To ensure that your broker receives your instructions, we suggest that you send them in the envelope enclosed with the instructions. If you wish to vote in person at the meeting, and hold your shares in your broker's name, you must contact your broker and request a document called a "legal proxy." You must bring this legal proxy to the meeting in order to vote in person.

Q: WHAT IF I DO NOT VOTE, ABSTAIN FROM VOTING, OR DO NOT INSTRUCT MY BROKER TO VOTE MY SHARES?

A: If you do not vote, it will have the same effect as a vote against the merger. Abstentions and broker non-votes will also have the effect of votes against the merger.

        If you sign your proxy card but do not indicate how you want to vote, your shares will be voted for the merger. If your shares are voted for the merger you will lose your right to exercise dissenters' rights.

Q:      WHO CAN ANSWER MY QUESTIONS?

A: If you have any questions regarding the special meeting or need assistance in voting your shares, please contact our proxy solicitor:


                                Georgeson Shareholder Communications, Inc.
                                111 Commerce Road
                                Carlstadt, New Jersey 07072-2586
                                Telephone: (866) 841-8464

                                or

                                The J. M. Smucker Company
                                Strawberry Lane
                                Orrville, Ohio 44667-0280
                                Attn: Investor Relations
                                Telephone: (330) 682-3000

                                All other questions should be directed to:
                                The J. M. Smucker Company
                                Strawberry Lane
                                Orrville, Ohio 44667-0280
                                Attn: Office of the Corporate Secretary
                                Telephone: (330) 682-3000



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                               TICKET INFORMATION

Meeting Information
Questions & Answers
Proxy Statement
Ticket Information
Map & Directions

Shareholders, please note that admission to the meeting will be by admission card only. If you plan to attend the meeting, you may obtain an admission card as follows:

     - If you are a record holder of Smucker common shares, mark the appropriate box on the proxy card you received so that we can mail an admission card to you in advance of the meeting.

     - If you are not a record holder, but instead hold Smucker common shares in the name of your broker, bank, or other nominee, write to the Corporate Secretary at Strawberry Lane, Orrville, Ohio 44667-0280, to request an admission card. Please remember to furnish proof of shareholder status, such as a bank or brokerage firm account statement.

     - All share holders WITH ADMISSION CARDS are cordially invited to attend the meeting, although only those shareholders of record at the close of business on February 8, 2002 are entitled to notice of the meeting and are entitled to vote at the meeting or any adjournment or postponement of the meeting.

If you have questions, contact:
Georgeson Shareholder Communications
Call Toll Free: 1-866-841-8464

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Map & Directions
[MAP]

Meeting Information
Questions & Answers
Proxy Statement
Ticket Information
Map & Directions

TO REACH WOOSTER

FROM WEST CLEVELAND:
Route 71 South to Route 83 South following the bypass around Wooster to Route 30 West to Route 302 South (Madison Avenue) to O.A.R.D.C. FISHER AUDITORIUM.

FROM EAST CLEVELAND & AKRON/YOUNGSTOWN:
Route 77 South to Route 21 South to Route 585 West to Route 3 and 83 South to Route 30 West to Route 302 South (Madison Avenue) to O.A.R.D.C. FISHER AUDITORIUM.

FROM CANTON:
Route 30 West to Route 302 South (Madison Avenue) to O.A.R.D.C. FISHER
AUDITORIUM.

FROM COLUMBUS/MANSFIELD:
Route 71 North to Route 30 East to Route 302 South (Madison Avenue) to O.A.R.D.C. FISHER AUDITORIUM.

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SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS:

THIS DOCUMENT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY. THESE INCLUDE STATEMENTS REGARDING ESTIMATES OF FUTURE EARNINGS AND CASH FLOWS AND EXPECTATIONS AS TO THE CLOSING OF THE TRANSACTION. OTHER UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO, GENERAL ECONOMIC CONDITIONS WITHIN THE U.S., STRENGTH OF COMMODITY MARKETS FROM WHICH RAW MATERIALS ARE PROCURED AND THE RELATED IMPACT ON COSTS, ABILITY TO OBTAIN REGULATORY AND SHAREHOLDERS' APPROVAL, INCLUDING WITHOUT LIMITATION A PRIVATE LETTER RULING FROM THE INTERNAL REVENUE SERVICE, INTEGRATION OF THE ACQUIRED BUSINESSES IN A TIMELY AND COST EFFECTIVE MANNER, AND OTHER FACTORS AFFECTING SHARE PRICES AND CAPITAL MARKETS GENERALLY. OTHER RISKS AND UNCERTAINTIES THAT MAY MATERIALLY AFFECT THE COMPANY ARE DETAILED FROM TIME TO TIME IN REPORTS FILED BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING FORMS 10-Q AND 10-K.

SECURITIES LAWS LEGEND:

THE J. M. SMUCKER COMPANY HAS FILED WITH THE COMMISSION A PROXY STATEMENT-PROSPECTUS AND OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED MERGER OF THE JIF AND CRISCO BUSINESSES WITH AND INTO THE J. M. SMUCKER COMPANY. INVESTORS ARE URGED TO READ THE PROXY STATEMENT-PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. YOU WILL BE ABLE TO OBTAIN THE DOCUMENTS FILED WITH THE COMMISSION FREE OF CHARGE AT THE WEBSITE MAINTAINED BY THE COMMISSION AT www.sec.gov. IN ADDITION, YOU MAY OBTAIN DOCUMENTS FILED WITH THE COMMISSION BY THE J. M. SMUCKER COMPANY FREE OF CHARGE BY REQUESTING THEM IN WRITING FROM THE
J. M. SMUCKER COMPANY, STRAWBERRY LANE, ORRVILLE, OHIO 44667, ATTENTION:
INVESTOR RELATIONS, OR BY TELEPHONE AT 330-682-3000.

THE J. M. SMUCKER COMPANY AND ITS DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE J. M. SMUCKER COMPANY'S SHAREHOLDERS. A LIST OF THE NAMES OF THOSE DIRECTORS AND EXECUTIVE OFFICERS AND DESCRIPTIONS OF THEIR INTERESTS IN THE J. M. SMUCKER COMPANY IS CONTAINED IN THE J. M. SMUCKER COMPANY'S PROXY STATEMENT DATED JULY 10, 2001, WHICH IS FILED WITH THE COMMISSION. SHAREHOLDERS MAY OBTAIN ADDITIONAL INFORMATION ABOUT THE INTEREST OF THE DIRECTORS AND EXECUTIVE OFFICERS IN THIS TRANSACTION BY READING THE PROXY STATEMENT-PROSPECTUS.